

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 7, 2016

Via E-mail
Mark Gasson
Chief Executive Officer
Panex Resources Inc.
13 Allegro, Legato
Durbanville
South Africa

> **Re: Panex Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 24, 2015**
> **File No. 333-199871**

Dear Mr. Gasson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2015 letter.

General

1. Please revise to update your filing as of the most recent practicable date. We note, for example, the January 20, 2015 sale price on page 17. We also note issuances of securities not reflected in Item 15.

Exhibits

2. Please file as an exhibit a summary of the May 2015 oral agreement between Mark R. Gasson and Lazarus Resources Pty Ltd. See Regulation S-K Compliance and Disclosure Interpretation 146.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please file as an exhibit the executed version of the asset purchase agreement "between Panex Resources Corp, Panex Resources Australia Pty Ltd, a company incorporated solely to hold the assets and Lazarus Resources Pty Ltd."

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Conrad C. Lysiak, Esq.
     The Law Office of Conrad C. Lysiak, P.S.